

Adirondack Research and Management, Inc. (ARMI)

Investment Team

Matthew P. Reiner, CFA – Joined ARMI in February 2005 as Portfolio Manager. Prior to joining ARMI, Mr. Reiner was Vice President and Portfolio Manager at Paradigm Capital Management, where he had full discretionary authority over the selection of investments for assets under management in excess of $90 million. Mr. Reiner began his investment career as a sell-side research associate with CL King & Associates in 1994. He worked as Equity Analyst for CL King & Associates from 1996 through 1997 and as Senior Analyst and Portfolio Manager for CL King's investment advisory business, Paradigm Capital Management, from 1998 through 2004. Additionally, Mr. Reiner served as Vice President of Research for Paradigm Capital Management from 2000 through 2004. He has a MBA from the University at Albany and is a holder of the Chartered Financial Analyst (CFA®) designation.

Gregory A. Roeder, CFA – Founded ARMI in 2004 and serves as co-Portfolio Manager. Mr. Roeder has 19 years of professional experience which includes over ten years with KeyCorp where he last served as Vice President of their Credit Risk Management Group. At KeyCorp, he also spent time in the following roles; commercial lending, loan restructuring, merger due diligence and internal audit. After leaving KeyCorp in 1997, Mr. Roeder served as Research Analyst for CL King & Associates from 1997 through 2000 covering an assortment of industries and special situation stocks. Prior to forming ARMI Mr. Roeder was Assistant Portfolio Manager at Eddy & Wakefield where he managed separate accounts and helped devise portfolio management strategies for accredited investors. Mr. Roeder holds a MBA in Finance from Hofstra University and is a holder of the Chartered Financial Analyst (CFA®) designation.

Sean M. Leonard, CFA – Joined ARMI in January 2007 as an equity analyst. Prior to joining ARMI, Mr. Leonard was Associate Director and Equity Analyst at Mackay Shields, a wholly owned subsidiary of NY Life Insurance Company with approximately $40 billion in total assets under management. Mr. Leonard began his investment career as Equity Analyst at Paradigm Capital Management in 1998 and left in 2003 to become Vice President and Senior Equity Analyst on the $5 billion Aurora Fund at State Street Research and Management, which was later acquired by Blackrock. He has a MBA from the University at Albany and is a holder of the Chartered Financial Analyst (CFA®) designation.

FOR MORE INFORMATION: www.adirondackfunds.com
Or call 1-888-MT-MARCY (1-888-686-2729)

Adirondack
SMALL CAP FUND

The advisor's approach to the fund is based on the following core principles:

- **We are contrarian investors.**
- **Each investor is a partner whose trust shall never be taken for granted.**
- **A significant amount of our personal assets are invested in the fund.**
- **We concentrate in our best ideas while maintaining sector diversification.**
- **The Fund does not impose loads or distribution fees on our partners.**
- **We will recommend that the fund be closed to new investors if closing benefits existing shareholders.**

Not FDIC-Insured. May Lose Value. No Bank Guarantee.

Fund Information as of 12/31/06

Ticker Symbol	ADKSX
Expense Ratio	1.70%
Number of Holdings	48
Average market cap	896
Size of Fund (millions)	8.9
Sales Charge	No Load
12b-1 Fee	None
Minimum Investment	$3,000/ $1,000 IRA

Custodian : The Huntington Bank, N.A.

Transfer Agent : Mutual Shareholder Services

Accountant: Sanville & Co.

Top 10 Holdings as of 12/31/06

Company	Ticker	% of assets
Dynegy, Inc.	DYN	3.2%
PMA Capital Group	PMACA	2.6%
Montpelier Re Holdings	MRH	2.5%
Perot Systems Cp	PER	2.5%
Gray Television	GTN	2.5%
Playtex Products, Inc.	PYX	2.4%
Carreker Corp.	CANI	2.4%
Adaptec, Inc.	ADPT	2.4%
Agere Systems	AGR	2.3%
Mattson Technology, Inc.	MTSN	2.3%
	Total	25.0%

Comparison of $10,000 invested in ADKSX vs. Russell 2000 Index since inception (04/06/2005)



Adirondack Small Cap Funds (ADKSX)
Russell 2000 Index
Total Returns ($)
$14,500
$14,000
$13,500
$13,000
$12,500
$12,000
$11,500
$11,000
$10,500
$10,000
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07

03/31/07 ending value: ADKSX = $13,801 vs. Russell 2000 Index = $13,301

Risk/Return Statistics

	ADKSX	Russell 2000
Sharpe Ratio	1.38	0.77
Standard Deviation	8.41	13.17
Beta	0.54	1.00
Average Annualized Returns since Inception	17.48	15.33
Return Efficiency	2.08	1.16

Returns through 03/31/2007

	ADKSX	Russell 2000
One month*	0.59%	1.07%
Year to date*	6.18	1.95
Trailing Twelve Months	11.75	5.91
Cumulative* Returns Since Inception (04/06/05)	38.01	33.01

* not annualized

Strong Relative Returns in Bad Markets

Performance Comparison ended 03/31/07

Start Date - End Date	Russell 2000	ADKSX	Spread
4/7/2005 - 4/28/2005	-7.2%	-2.1%	+5.1%
8/2/2005 - 10/13/2005	-10.4%	-1.0%	+9.4%
5/5/2006 - 7/21/2006	-17.8%	-13.2%	+4.6%
2/22/2007 - 03/05/2007	-11.5%	-4.7%	+6.8%

ADKSX has outperformed the Russell 2000 in every market correction since inception

ADKSX Sector Weights (%) as of 12/31/2006



Cash, 16.9
Consumer Discretionary, 14.9
Misc. Sectors, 8.5
Health Care, 7.2
Financial Servicess, 16.1
Materials& Processing, 6.7
Producer Durables, 5.1
Technology, 24.5

Miscellaneous Sectors include: Consumer Staples, Utilities, Other Energy and Integrated Oil, Autos and Transportation

Important Fund Information

The Fund commenced operation on April 6, 2005. The data quoted reflects past performance including distributions and after deducting all management expenses. Current performance may be higher or lower than quoted performance. The performance quoted reflects fee waivers or reimbursements by the Fund's Advisor that subsidize and reduce the total operating expenses of the Fund. The Fund's returns would have been lower if there were no such waivers or reimbursements. Past performance does not guarantee future results. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Please see the Fund's prospectus for more expense and risk information.

The Sharpe ratio uses a fund's standard deviation and its excess return (the difference between the fund's return and the risk-free return of 90 day Treasury Bills) to measure reward per unit of risk. Beta is a measure of a fund's sensitivity to market movements: a beta greater than 1.0 implies a fund is more volatile than the market, a beta less than 1.0 implies the fund is less volatile than the market. The Fund's calculation of Sharpe ratio assumes a non-varying risk-free rate of 5.0%. Return efficiency is the average annualized return divided by the annualized standard deviation over a designated time period.

Not FDIC-Insured. May Lose Value. No Bank Guarantee.

FOR MORE CURRENT INFORMATION: www.adirondackfunds.com
Or call 1-888-MT-MARCY (1-888-686-2729)

Not FDIC-Insured. May Lose Value. No Bank Guarantee.